LOCKHEED MARTIN CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

FOR THE YEAR ENDED DECEMBER 31, 2002

(In millions, except ratio)

Exhibit 12

December 2002
EARNINGS:

Earnings from continuing operations before income taxes	$577
Interest expense	585
Losses (undistributed earnings) of 50% and less than 50% owned companies, net	(8)
Portion of rents representative of an interest factor	46
Amortization of debt premium and discount, net	2

Adjusted earnings from continuing operations before income taxes	$1,202

FIXED CHARGES:

Interest expense	$585
Portion of rents representative of an interest factor	46
Amortization of debt premium and discount, net	2
Capitalized interest	—

Total fixed charges	$633

RATIO OF EARNINGS TO FIXED CHARGES:	1.9